07/22/02 15:08 FAX 604 6693041

82-1606

INTERNATIONAL WAYSIDE GOLD MINES LTD.

#305, 455 Granville Street
Vancouver, British Columbia V6C 1T1

Telephone: (604)669-6463
Fax: (604)669-3041
Toll Free: 1-800-663-9688
e-mail: info@wayside-gold.com
www.wayside-gold.com

TSX Venture Exchange
Trading Symbol "IWA"

SUPPL

02 JUL 23 AM 10:15

News Release 02-15

Brokered Private Placement Announced

July 22, 2002

The Board of Directors of International Wayside Gold Mines Ltd., (the Company) wish to announce a private placement of 500,000 units at the price of $0.20 per unit, each unit consisting of one common share and one non-transferable half warrant exercisable for a period of one year at the exercise price of $0.25 per share, subject to TSX Venture Exchange (TSX) acceptance. The proceeds will be used for further work on the Issuer's Cariboo Gold Project at Wells, B.C. and for working capital purposes.

On Behalf of The Board of Directors

J Frank Callaghan,
President

02042765

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/23

07/22/02 14:32 FAX 604 6693041

02 JUL 23 AM 10: 16

INTERNATIONAL WAYSIDE GOLD MINES LTD.

Telephone (604) 669-6463
Toll Free: 1-800-663-9688
e-mail: info@wayside-gold.com

Fax (604) 669-3041
www.wayside-gold.com
CDNX Symbol: "IWA"

NEWS RELEASE – 02-12
Brokered Private Placement Announced

June 20, 2002

The Board of Directors of International Wayside Gold Mines Ltd. (the "Company") is pleased to announce that arrangements have been made for the sale of 2,700,000 common shares of the Company at the offering price of $0.19 per share (the "Offering") to Cordilleran Resources Limited Partnership of Vancouver, B.C. . For arranging the financing the Company has agreed to pay a finder's fee, equal to 8% of the offering and to issue share purchase warrants for the purchase of 270,000 additional shares of the Company at the price of $0.19 per share for a period of two years to Golden Capital Securities Ltd. Proceeds of the private placement will be used primarily to fund the Company's exploration program on its Cariboo Gold Project at Wells, British Columbia.

Completion of the Offering is subject to a due diligence review of the Company by Cordilleran Resources Limited Partnership and its solicitors and receipt of TSX Venture Exchange acceptance.

ON BEHALF OF THE BOARD

"J. Frank Callaghan"

J. Frank Callaghan, President